SECU 15026428 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAY 0 8 2015

SEC FILE NUMBER
8-22371

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/01/2014 AND ENDING 02/28/2015 *
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oscar and Gruss Son Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 EAST 59TH STREET, 15TH FLOOR
(No. and Street)

NEW YORK	NEW YORK	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANIELLE LANDAU 212-419-4005
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNERAMPER LLP
(Name – *if individual, state last, first, middle name*)

750 THIRD AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, DANIELLE LANDAU, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OSCAR GRUSS & SON INCORPORATED, as of FEBRUARY 28, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Danielle Landau
Signature

CHIEF FINANCIAL OFFICER
Title

Marietta Cirillo
Notary Public

MARIETTA CIRILLO
Commissioner of Deeds
City of New York - No 5-1341
Qualified in Richmond County
Commission Expires ~~July~~ Aug 1 20~~11~~15

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Oscar Gruss & Son Incorporated

Statement of Financial Condition

February 28, 2015

Oscar Gruss & Son Incorporated

CONTENTS

Report of Independent Registered Public Accounting Firm 1

Financial Statement

Statement of Financial Condition 2

Notes to Financial Statement 3 - 7

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Oscar Gruss & Son Incorporated

We have audited the accompanying statement of financial condition of Oscar Gruss & Son Incorporated (the "Company") as of February 28, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Oscar Gruss & Son Incorporated as of February 28, 2015, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
May 1, 2015

Oscar Gruss & Son Incorporated

Statement of Financial Condition
February 28, 2015

ASSETS	
Cash and cash equivalents	$ 2,756,007
Due from clearing broker, including clearing deposit of $250,536	642,087
Commission receivable from other broker-dealers	50,649
Property and equipment (net of accumulated depreciation of $26,033)	147,181
Restricted cash	139,000
Other assets	176,812
Total assets	$ 3,911,736
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accrued compensation payable	$ 94,895
Accounts payable and accrued expenses	208,352
Due to affiliate	267,699
Other liabilities	38,317
Total liabilities	609,263
Subordinated borrowings	3,000,000
Stockholders' equity	
Common stock - no par value; authorized 20,000 shares, issued and outstanding 16,536 shares	433,931
Additional paid in capital	2,299,980
Accumulated deficit	(2,431,438)
Total stockholders' equity	302,473
Total liabilities and stockholders' equity	$ 3,911,736

See Notes to Statement of Financial Condition.

Note 1. Operations and Principal Business Activity

Organization: Oscar Gruss & Son Incorporated (the "Company") is registered with the Securities and Exchange Commission (the "SEC") as an introducing broker-dealer and is a member of various exchanges and associations, including the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Broker-Dealer's transactions are executed with, and on behalf of, institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans and other financial institutions.

On August 7, 2014, the stockholders of the Company sold 100% of its outstanding common stock for $400,000, plus the amount of the Company's net liquid assets totaling approximately $1,800,000 as of July 31, 2014.

On July 28, 2014, the Company received the approval of FINRA for the continuing membership application of the Company with regard to the change in ownership.

Oscar Gruss (1996) Ltd., a wholly owned subsidiary of the Company was sold on July 31, 2014.

Operations: As an introducing broker-dealer, the Company provides services for the purchases and sales of securities. All Company and customer transactions are cleared on a fully disclosed basis through an independent broker-dealer. The Company pays this broker-dealer various charges and fees for clearing services provided. All customer-related balances are carried on the books of the clearing broker. The Company carries no margin accounts and does not hold funds or securities for, or owe money or securities to, customers. In the event a customer is unable to fulfill its contractual obligation to the clearing broker, the Company may be exposed to off-balance-sheet risk. The Company is engaged in a single line of business as a securities broker-dealer in riskless principal transactions.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c-3-3 of the Securities Exchange Act of 1934, and is claiming an exemption from this rule.

The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation: The Company follows accounting principles generally accepted in the United States of America ("GAAP"), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of financial condition.

Note 2. Summary of Significant Accounting Policies (continued)

Use of Estimates: The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Property and Equipment: Property and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Cash and Cash Equivalents: The Company maintains cash in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. The Company's cash equivalents are highly liquid investments with an original maturity of three months or less as of acquisition.

Foreign Currency: Assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation.

Income Taxes: In accordance with GAAP, uncertain tax positions should be recognized, measured, disclosed and presented in the statement of financial condition. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not of being sustained when challenged or when examined by the applicable tax authority. Tax positions deemed not to meet the more-likely-than-not threshold would be recorded as a tax liability in the current year. For the year ended February 28, 2015, management has determined that there are no uncertain tax positions.

Oscar Gruss (1996) Ltd. had operated in foreign jurisdictions, and these foreign jurisdictions may impose an income tax on those operations.

NOTE 3. SALE OF SUBSIDIARY

During 2014, the Company early adopted Financial Accounting Standards Board Accounting Standards Update No. 2014-08, "Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity" ("ASU 2014-08"), which is effective for fiscal years and interim periods within those years, beginning on or after December 15, 2014. ASU 2014-08 amends the definition of a discontinued operation by requiring discontinued operations treatment for disposals of a component or group of components that represent a strategic shift that has or will have a major impact on an entity's operations or financial results. Based on application of ASU 2014-08, the Company determined that the cessation of operations of the subsidiary did not qualify as discontinued operations.

Note 4. Due From Clearing Brokers

The clearing and depository operations for the Company's security transactions are provided by a broker pursuant to clearance agreements. At February 28, 2015, the receivables from the clearing broker represent a cash deposit of $250,536 maintained at the clearing broker and commissions receivable earned of approximately $392,000 as an introducing broker for the transactions of its customers.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of February 28, 2015, no material amounts were owed to the clearing broker by these customers in connection with normal margin, cash and delivery against payment transactions. In the normal course of business, introduced customers maintain debit balances with the clearing broker. At February 28, 2015, these balances were fully collateralized by securities owned by the customers.

Note 5. Property and Equipment

Property and equipment, at cost, consists of the following:

Computers and equipment	$ 26,714
Leasehold improvements	143,600
Software	2,900
	173,214
Less accumulated depreciation and amortization	26,033
	$ 147,181

Note 6. Due to Affiliate

Due to affiliate consists of expenses paid on behalf of the Company that are reimbursed to the affiliate.

Note 7. Subordinated Borrowings

Liabilities subordinated to the claims of general creditors have been approved by FINRA for inclusion in computing the Company's net capital pursuant to the SEC Uniform Net Capital Rule. The $3,000,000 10% subordinated loan matures December 31, 2016 and the debt holder has waived the receipt of interest under the subordinated loan agreement, until further notice.

Subordinated debt can be withdrawn by the lender at the stated maturity date or can be accelerated upon six months' notice. Any subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets the SEC's capital regulations governing withdrawal of subordinated debt.

Note 8. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1.

The Company has elected to compute its net capital under the alternative method. This rule requires the Company to maintain minimum net capital, as defined, equal to the greater of $250,000, or an amount based on the number of and price of underlying securities in which it makes a market. Although the Company stopped making markets effective October, 2012, it continues to maintain minimum net capital, as defined, equal to the greater of $250,000, or 2% of the Rule 15c3-3 aggregate debit items, as defined.

At February 28, 2015, the Company had net capital of $2,818,213, which was $2,568,213 in excess of the minimum net capital requirement of $250,000.

Note 9. Profit-Sharing Plan

The Company maintains a profit-sharing plan (the "Plan") qualified under Section 401(k) of the Internal Revenue Code (the "Code") covering substantially all full-time, salaried employees of the Company. Covered employees are permitted, within limitations imposed by the Code, to make pretax and post-tax contributions to the Plan pursuant to salary reduction agreements. The Plan is a noncontributory plan.

Note 10. Commitments and Contingencies

The Company entered into an operating lease which expires in July 2016 for its New York office facility. The Company obtained a letter of credit from a bank in the amount of $139,000 for the rent security deposit. This letter of credit is guaranteed by the money market cash balances of the Company held with its bank.

The future minimum annual rental payment under the lease is as follows:

Year ending February 28/29,	
2016	$ 216,119
2017	92,289
	$ 308,408

Deferred rent payable represents the cumulative rent expense charged to operations from the inception of the lease in excess of the required lease payments. Deferred rent payable amounted to approximately $25,000 at February 28, 2015 and is included in other liabilities on the statement of financial condition.

In the normal course of business, the Company has been named as a defendant in various matters. Management of the Company, after consultation with legal counsel, believes that the resolution of these matters will not have a material adverse effect on the financial condition of the Company.

Note 11. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

Note 12. Net Operating Loss Carryforward

The Company had an available net operating loss carryforward of approximately $765,000 at February 28, 2015 to offset future taxable income expiring through 2034.

The Company has recorded a deferred tax asset amounting to approximately $260,000 for the tax effect of net operating loss carryforwards. In recognition of the uncertainty regarding the ultimate amount of income tax benefit to be derived, the Company has recorded a valuation allowance at February 28, 2015 for the full amount of the deferred tax asset.